FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File Number: 000-33295

3SBIO INC.
(Translation of registrant’s name into English)

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]          No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

3SBio Inc. is furnishing under the cover of Form 6-K:

Exhibit 99.1	Notice and Proxy Statement of 2012 Annual General Meeting of Shareholders
Exhibit 99.2	ADS Voting Instruction Card
Exhibit 99.3	Press release, dated September 10, 2012, regarding 3SBio Inc. to hold 2012 Annual General Meeting on October 10, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Dr. Jing Lou
Name: Dr. Jing Lou
Title: Chief Executive Officer

Date: September 12, 2012

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Notice and Proxy Statement of 2011 Annual General Meeting of Shareholders
Exhibit 99.2	ADS Voting Instruction Card
Exhibit 99.3	Press release, dated September 10, 2012, regarding 3SBio Inc. to hold 2012 Annual General Meeting on October 10, 2012.